UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 001-38710

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Corteva, Inc.
974 Centre Road
Wilmington, Delaware 19805

RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Retirement Savings Plan (formerly known as DuPont Retirement Savings Plan) (the “Plan”) as of December 31, 2019 and December 31, 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

June 15, 2020

We have served as the Plan’s auditor since at least 1993. We have not determined the specific year we began serving as auditor of the Plan.

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
Assets:
Investments, at fair value:
Participant-directed brokerage account	$82,223,051	$128,176,741
Common stock	357,643,012	565,860,651
Total investments at fair value	439,866,063	694,037,392

Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	6,900,773,141	9,079,425,655

Receivables:
Participants’ contributions	2,805,506	4,331,335
Employer’s contributions	4,010,498	6,773,943
Notes receivable from participants	21,132,476	79,253,227
Total receivables	27,948,480	90,358,505

Cash	3,148,916	3,622,375

Total assets	7,371,736,600	9,867,443,927

Liabilities:
Accrued expenses	45,000	46,206

Net assets available for benefits	$7,371,691,600	$9,867,397,721

See Notes to the Financial Statements beginning on page 4.

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

2019
Additions (reductions):
Investment income:
Net investment income from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$1,118,335,957
Net depreciation in fair value of investments	(30,447,383)
Dividend income	16,438,108
Net investment income	1,104,326,682

Contributions:
Employer’s contributions, net	128,166,632
Participants’ contributions	153,360,869
Rollovers	52,608,349
Total contributions	334,135,850

Interest from notes receivable from participants	2,490,112

Total additions	1,440,952,644

Deductions:
Benefits paid to participants	1,135,873,309
Distribution of dividends	343,371
Administrative expenses	1,921,846
Total deductions	1,138,138,526

Net increase prior to asset transfers	302,814,118

Assets transferred out to other plans	(2,798,520,239)

Net decrease	(2,495,706,121)

Net assets available for benefits:
Beginning of year	9,867,397,721
End of year	$7,371,691,600

See Notes to the Financial Statements beginning on page 4.

RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Retirement Savings Plan (the “Plan”), formerly known as the DuPont Retirement Savings Plan, is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
Unless otherwise indicated or the context otherwise requires references in this Form 11-K to:

•	"Corteva" or "the Company" refers to Corteva, Inc. and its consolidated subsidiaries (including EID);

•
"EID" or "Plan sponsor" refers to E.I. du Pont de Nemours and Company and its consolidated subsidiaries or E.I. du Pont de Nemours and Company excluding its consolidated subsidiaries, as the context may indicate;

•	"DowDuPont" refers to DowDuPont Inc. and its subsidiaries prior to the Separation of Corteva defined below;

•	"Historical Dow" refers to the Dow Chemical Company and its consolidated subsidiaries prior to the Internal Reorganization defined below;

•
"Internal Reorganizations" refers to the series of internal reorganization and realignment steps undertaken by EID and Historical Dow to realign its business into three groups: agriculture, materials science and specialty products. These steps include:

1.
the April 1, 2019 transfer of the assets and liabilities aligned with EID's material science businesses including EID's ethylene and ethylene copolymers business, excluding its ethylene acrylic elastomers business, ("EID ECP") to DowDuPont, which were ultimately conveyed by DowDuPont to Dow;

2.	the May 1, 2019 distribution of EID legal entities containing the assets and liabilities of EID’s specialty products business (the "EID Specialty Products Entities") to DowDuPont;

3.	the May 2, 2019 conveyance of Historical Dow's agriculture business ("Dow Ag Entities") to EID; and

4.	the May 31, 2019 contribution of EID to Corteva. Refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 for further information.

•	"Dow" refers to Dow, Inc. after the Dow Distribution defined below;

•	"DuPont" refers to DuPont de Nemours, Inc. after the Separation of Corteva;

•
"Dow Distribution" refers to the separation of DowDuPont's materials science business into a separate and independent public company effective as of 5:00 pm ET on April 1, 2019, by way of a distribution of Dow Inc. through a pro rata dividend in-kind of all of the then-issued and outstanding shares of Dow's common stock, par value $0.01 per share, to holders of DowDuPont's common stock, as of the close of business on March 21, 2019;

•
"Corteva Distribution" refers to the separation of the agriculture business of DuPont de Nemours, Inc. (formerly known as DowDuPont Inc.) effectuated through a pro rata distribution of all of the then-issued and outstanding shares of common stock, par value $0.01 per share, of Corteva, Inc., which was then a wholly-owned subsidiary of DowDuPont, to holders of record of DowDuPont common stock as of the close of business on May 24, 2019.

•	"Merger Effectiveness Time" refers to August 31, 2017 at 11:59 pm ET;

The Plan is a defined contribution plan subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the U.S. Internal Revenue Code (“IRC”) established by the Board of Directors of Corteva, Inc. The Plan is a tax-qualified, contributory profit-sharing plan.
DowDuPont was formed on December 9, 2015 to effect an all-stock, merger of equals strategic combination between Historical Dow and EID. At Merger Effectiveness Time, pursuant to the Agreement and Plan of Merger, dated as of December 11, 2015, as amended on March 31, 2017 (the "Merger Agreement"), Historical Dow and EID each merged with wholly owned subsidiaries of DowDuPont ("Mergers") and, as a result of the Mergers, Historical Dow and EID became subsidiaries of DowDuPont (collectively, the "Merger"). Historical Dow and EID did not merge their defined contribution plans as a result of the Merger.
On April 2, 2019, following the completion of the Dow Distribution, Dow commenced trading under the symbol “DOW” on the New York Stock Exchange. Prior to the commencement of trading on April 2, 2019, participants in the Plan who were stockholders and held DowDuPont stock as of the close of business on April 1, 2019 received one share of Dow Common Stock for every three shares of DowDuPont Common Stock.

On June 1, 2019, Corteva, Inc. became an independent, publicly traded company through the previously announced separation of the agriculture business of DuPont de Nemours, Inc. (formerly known as DowDuPont Inc.) (“DowDuPont,”or following the Corteva Distribution, “DuPont”). Following the Corteva Distribution, DowDuPont changed its registered name from "DowDuPont Inc." to "DuPont de Nemours, Inc” and continues to hold the specialty products business.
Participants in the Plan who held DowDuPont stock as of the close of business on May 29, 2019 received one share of Corteva common stock for every three shares of DowDuPont common stock. Following the Corteva Distribution, DuPont de Nemours, Inc. common stock is traded on the NYSE under the ticker symbol "DD". See Note 9 - Subsequent Events for timing of DD stock being closed to new investments and removed from the Plan.
In connection with the Dow Distribution and the Corteva Distribution, DowDuPont, Dow, and Corteva entered into an employee matters agreement, effective as of April 1, 2019 (“Employee Matters Agreement”), which states:

•
Effective April 1, 2019, the Plan participants aligned with DowDuPont’s materials science business ceased contributions to the Plan. Additionally, Dow employees aligned with Corteva and DuPont businesses were allowed to enter the Plan as new participants when those entities formally adopted the Plan as of April 1, 2019. No plan assets were transferred to or from the Plan as a result of the Dow Distribution. At the participant’s discretion, their assets in former plans were rolled into the Plan.

•
Effective June 1, 2019, the Plan participants aligned with DuPont ceased to contribute to the Plan. For participants aligned with DuPont, Corteva and DuPont agreed to cooperate in good faith to cause a trustee-to-trustee transfer of all assets and liabilities (including notes receivable from participants (loans) in-kind). The Transfer was completed in June 2019 and was conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of the Employee Retirement Income Security Act of 1974, as amended.

As a result of the separations and distributions mentioned above, effective June 1, 2019, the name of the DuPont Retirement Savings Plan was changed to the Retirement Savings Plan. Effective with the Corteva Distribution, the Plan transferred $2.8 billion in assets to DuPont's Retirement Savings Plan, which consisted of $2,731,136,169 in investments and $50,954,001 in loans. There was a blackout period from May 29, 2019 through May 31, 2019 that applied to all plan investments and impacted only participants who moved from the Plan to DuPont's Retirement Savings Plan on June 1, 2019. Additionally, in an unrelated business transaction in 2019, the Plan transferred $16.4 million in assets to the Granular, Inc. 401(k) Plan, which consisted of $16,311,227 in investments and $118,842 in loans. There was a blackout period from January 30, 2019 through February 6, 2019 that applied to all plan investments and impacted only participants who moved from the Plan to the Granular, Inc. 401(k) Plan on January 1, 2019.

Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by EID.  The Savings Plan Investment Committee, whose members are also appointed by EID, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies.  EID holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America is the trustee for the balances in common stocks and mutual funds held in the participant-directed brokerage accounts and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust") on January 28, 2008. See Note 3 for further information.

Participation
All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation. No temporary employees are eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions. Participants may elect to make before-tax, Roth 401(k) or after-tax contributions of 1% to 90% of eligible compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the Plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s contribution, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account, currently equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the U.S. Internal Revenue Service ("IRS") and the Plan terms.

Participant Accounts
The Plan’s record-keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers through the Master Trust, 5 passively managed index funds, 6 actively managed custom-designed funds, 11 target retirement funds, and a stable value fund.  Additionally, the Plan currently offers Corteva common stock and the self-directed brokerage account where participants can choose from various funds and mutual fund families. The Plan also contains an Employee Stock Ownership Plan where participants can elect to have dividends on common stock paid out to them in cash instead of being reinvested in their Plan account.  For the year ended December 31, 2019, $343,371 in dividends were paid to participants in cash.

Vesting
Participant contributions and the Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:

•	The participant has completed at least three years of service with the Company;

•	The participant reaches age 65 while working for the Company;

•	The participant terminates employment with the Company due to becoming totally disabled while working for the Company;

•	The participant’s job with the Company is eliminated;

•
The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;

•	The participant dies while actively employed by the Company.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances, excluding the Retirement Savings Contribution account, subject to a $1,000 minimum and up to a maximum equal to the lesser of $50,000 (less the participants highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 10 years, except for qualified residential loans, which have a maximum term of 15 years. Loans previously transferred into the Plan could have a maximum original term of 15 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty.  At December 31, 2019, loan interest rates ranged from 4.25% to 6.50%.

Withdrawals
Participants may make a hardship withdrawal from their account for specified reasons set forth in the Plan upon establishing an immediate and heavy financial need. The amount of the hardship withdrawal cannot exceed the amount necessary to satisfy the financial need, including any amounts necessary to pay taxes or penalties reasonably expected to result. Additionally, a participant may request an in-service withdrawal of certain contributions and their investment earnings upon reaching the age of 59 1/2.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account.  On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains the required minimum distribution age or the year following retirement or termination of employment. The required minimum distribution age is 70 1/2 for participants reaching 70 1/2 before December 31, 2019, and as a result of the Setting Every Community Up for Retirement Enhancement ("SECURE") Act of 2019, age 72 beginning in 2020.

Forfeited Accounts
At December 31, 2019 and 2018, forfeited nonvested accounts totaled $20,959 and $0, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses, reinstate participant accounts and to reduce the amount of future employer contributions. A participant’s account may be reinstated if the participant becomes a covered employee by the Plan prior to incurring five consecutive one-year breaks in service.  The participant account will be reinstated as soon as practical after the date the participant becomes a covered employee. Forfeited accounts of $2,185,596 were used to reduce employer contributions for the year ended December 31, 2019. In addition, forfeited accounts were used to reinstate participant’s accounts and pay for administrative expenses in the amounts of $573,359 and $128,692, respectively.

Administrative Expenses
Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2019 were $1,921,846, which excludes expenses paid by the Master Trust.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Recent Accounting Pronouncements
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement," which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, "Fair Value Measurement." The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. Plan management is to adopt this guidance going forward and does not anticipate a material impact on the Plan's financial position.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, mutual funds, common collective trusts, separate account and synthetic guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Common stocks are valued at the year-end market price of the common stocks.  The mutual funds, included in the participant-directed brokerage account investments, consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $2,061,034 and $2,521,463 at December 31, 2019 and 2018, respectively.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investment pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of EID, has the oversight responsibility for the investments' managers and evaluates the funds' performances under the Master Trust, except for the Stable Value Fund, which is actively managed by DCMC.

At December 31, 2019 and 2018, no other plans participated in the Master Trust.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at the closing price, the price of the last trade, or the mid-price on the last business day of each period presented.

Fixed income securities are valued using either the reported bid price at the close of business or pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Description of the Master Trust’s Investment Contracts
The Master Trust holds two types of investment contracts that are fully benefit-responsive: synthetic GICs and separate account GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The Master Trust invests in synthetic GICs and separate account GICs.  For synthetic GICs, the Master Trust owns the underlying investments, whereas for the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a DCMC managed Futures Overlay account.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives. The DCMC managed Futures Overlay account is used to reduce the duration of the DCMC Stable Value Global Wrap Tier-5 contracts and consequently of the stable value funds that participate in the contracts.  The overlay will be implemented either through a commingled account or separate accounts for each stable value fund.  The duration reduction will be achieved through short futures positions.  The overlay account will hold the short futures positions and cash or cash equivalents.  The account will not always be active; it will only be active when DCMC decides to provide protection to its funds against rising rates through duration reduction.

Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants. The synthetic and separate account GICs are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan sponsor’s receipt of a final determination notice from the IRS that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

•	The investment manager of the underlying securities is replaced without the prior written consent of the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2019 and 2018:

	2019	2018
Assets:
Investments, at fair value:
Common stocks	$1,754,110,162	$2,402,239,988
Preferred stocks	1,069,316	699,487
Fixed income securities
Government bonds	15,142,419	37,681,511
Corporate bonds	34,849,456	43,511,216
Government mortgage backed securities	32,665,316	40,188,590
Other	15,541,179	24,210,921
Mutual funds	43,112,856	65,233,404
CCTs	2,129,903,184	2,760,611,632
Total investments at fair value	4,026,393,888	5,374,376,749

Investments, at contract value:
Separate account GICs	1,762,761,705	2,305,555,938
Synthetic GICs	1,109,880,777	1,401,812,730
Total investments at contract value	2,872,642,482	3,707,368,668

Cash	1,919,600	1,906,933
Receivables for securities sold	8,338,890	11,441,089
Accrued income	6,465,086	7,747,161
Other assets	1,329,829	1,514,286
Total assets	6,917,089,775	9,104,354,886

Liabilities:
Payables for securities purchased	10,948,925	17,288,437
Accrued expenses	4,591,820	6,528,787
Other liabilities	775,889	1,112,007
Total liabilities	16,316,634	24,929,231

Master Trust net assets	$6,900,773,141	$9,079,425,655

At December 31, 2019 and 2018, the Plan's specific interest in the net assets of the Master Trust was 100%, and therefore the dollar amount of the Plan’s interest in each general type of investment, as well as the dollar amount of the Plan’s interest in the other assets and liabilities of the Master Trust is equivalent to the total Master Trust balances stated above.

The following presents the net investment gain for the Master Trust for the year ended December 31, 2019:

2019
Net appreciation in fair value of investments	$990,054,280

Investment income:
Interest income	97,065,581
Dividend income	44,703,601
Investment management expenses	(14,207,719)
Net investment income	$1,117,615,743

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2019:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$357,643,012	$—	$—	$357,643,012
Participant-directed brokerage account	82,223,051	—	—	82,223,051
Total Plan’s investments, at fair value	$439,866,063	$—	$—	$439,866,063

Master Trust’s investments:
Common stocks	$1,754,110,162	$—	$—	$1,754,110,162
Preferred stocks	1,069,316	—	—	1,069,316
Fixed income securities
Government bonds	—	15,142,419	—	15,142,419
Corporate bonds	—	34,849,456	—	34,849,456
Government mortgage backed securities	—	32,665,316	—	32,665,316
Other	—	15,541,179	—	15,541,179
Mutual funds	43,112,856	—	—	43,112,856
Total Master Trust investment assets	1,798,292,334	98,198,370	—	1,896,490,704

Other financial instruments[1]	—	553,768	—	553,768
Subtotal	1,798,292,334	98,752,138	—	1,897,044,472

Master Trust investments measured at net asset value:
CCTs				2,129,903,184

Total Master Trust assets, at fair value	$1,798,292,334	$98,752,138	$—	$4,026,947,656
 ___________________________________

1.	Other financial instruments include forwards, futures, options, and swaps.

2.
In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2018:

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$565,860,651	$—	$—	$565,860,651
Participant-directed brokerage account	128,176,741	—	—	128,176,741
Total Plan’s investments, at fair value	$694,037,392	$—	$—	$694,037,392

Master Trust’s investments:
Common stocks	$2,402,239,988	$—	$—	$2,402,239,988
Preferred stocks	699,487	—	—	699,487
Fixed income securities
Government bonds	—	37,681,511	—	37,681,511
Corporate bonds	—	43,511,216	—	43,511,216
Government mortgage backed securities	—	40,188,590	—	40,188,590
Other	—	24,210,921	—	24,210,921
Mutual funds	65,233,404	—	—	65,233,404
Total Master Trust investment assets	2,468,172,879	145,592,238	—	2,613,765,117

Other financial instruments[1]	—	402,279	—	402,279
Subtotal	2,468,172,879	145,994,517	—	2,614,167,396

Master Trust investments measured at net asset value:
CCTs				2,760,611,632

Total Master Trust assets, at fair value	$2,468,172,879	$145,994,517	$—	$5,374,779,028
 ______________________________________

1.	Other financial instruments include forwards, futures, options, and swaps.

2.
In accordance with "Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent," certain investments reported at fair value using the net asset value practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total master trust investments at fair value.

For the years ended December 31, 2019 and 2018, there were no significant transfers in or out of Levels 1, 2 or 3.

The following summarizes CCTs measured at fair value based on net asset value per share as of December 31, 2019 and 2018. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

	Fair Value		Redemption Notice Period
	December 31, 2019	December 31, 2018
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	$28,036,753	$42,030,006	By 9:30AM CST on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	250,764,513	351,140,483	By 9:30AM CST on valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	250,578,968	240,642,270	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Global Real Estate Index Fund - Non-Lending	4,321,951	6,856,527	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	183,417,528	253,668,878	By 9:30AM CST on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	331,956,520	479,285,766	By 9:30AM CST on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	903,006,581	1,084,974,405	By 9:30AM CST on valuation date
Northern Trust Collective Government Short Term Investment Fund	79,892,090	156,953,772	By 2:00PM CST on valuation date
Voya Core Plus Trust Fund Class 1	97,928,280	145,059,525	By 1:00PM EST on valuation date
	$2,129,903,184	$2,760,611,632

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are units of CCTs managed by Northern Trust, trustee of the Master Trust, as detailed in the table directly above. Bank of America Merrill Lynch, trustee and recordkeeper of the Plan, is the trustee of the participant-directed brokerage accounts. In addition, the Plan offers common stock as an investment option. At December 31, 2019, the Plan held 2,725,732 shares of Corteva Common Stock valued at $80,572,629.  At December 31, 2018, the Plan held 10,580,790 shares of DowDuPont common stock valued at $565,860,651.

During the year ended December 31, 2019, the Plan purchased $13,525,098 and sold $32,502,522 of Corteva common stock. Dividends received for the year ending December 31, 2019 were $720,170 from Corteva common stock.  Additionally, during the year ended December 31, 2019, Corteva common stock had realized gains of $8,094,983. For the period from January 1, 2019 through June 1, 2019, the Plan purchased $44,527,940 and sold $40,818,043 of DowDuPont common stock. Dividends received for the period were $5,431,647 from DowDuPont common stock and DowDuPont common stock had realized losses of $1,429,761. Transactions in these investments, including related fees, and notes receivables from participants, qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan through the Master Trust are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value Fund was approximately $1,061,394 for the year ended December 31, 2019.  DCMC fee amounts relate to the Master Trust and are allocated to the plans within the Master Trust based on each plan’s proportional interest in the Stable Value Fund.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the Retirement Savings Contributions.

NOTE 7 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated May 9, 2017, covering the Plan and amendments through December 16, 2015, has been received by the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC; therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to initiation of any new income tax examinations for years prior to 2016.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018 to the Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$7,371,691,600	$9,867,397,721
Amounts allocated to withdrawing participants	(2,061,034)	(2,521,463)
Loan balances considered deemed distributions	(449,309)	(464,382)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	56,163,025	23,653,648
Net assets available for benefits per the Form 5500	$7,425,344,282	$9,888,065,524

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2019 and December 31, 2018 to notes receivable from participants per the Form 5500:

	2019	2018
Notes receivable from participants per the financial statements	$21,132,476	$79,253,227
Loan balances considered deemed distributions	(449,309)	(464,382)
Notes receivable from participants per the Form 5500	$20,683,167	$78,788,845

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2019:

2019
Total additions per the financial statements	$1,440,952,644
2019 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	56,163,025
2018 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(23,653,648)
Total income per the Form 5500	$1,473,462,021

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2019:

2019
Total deductions per the financial statements	$1,138,138,526
Amounts allocated to withdrawing participants at December 31, 2019	2,061,034
Amounts allocated to withdrawing participants at December 31, 2018	(2,521,463)
Current year cumulative deemed distributions	449,309
Prior year cumulative deemed distributions	(464,382)
Total expenses per the Form 5500	$1,137,663,024

NOTE 9 — SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization ("WHO") declared the novel coronavirus disease ("COVID-19") a pandemic. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.

On April 1, 2020, DOW Common Stock was closed to new investments within the Plan and was removed from investment options with any remaining balance being transferred to the Large Cap Stock Index Fund.

On April 6, 2020, the Plan allowed for Coronavirus Related Distributions ("CRDs") provided for in the Coronavirus Aid, Relief, and Economic Security ("CARES") Act passed on March 27, 2020. A CRD allows participants impacted by COVID-19 to request a distribution of up to $100,000 across all Company plans until December 31, 2020. In addition, participants impacted by COVID-19 can elect to defer their loan payments for the remainder of 2020.  As a result of the SECURE Act of 2019, the Plan has delayed the commencement date for required minimum distributions to age 72 beginning in 2020.

On June 1, 2020, DuPont Common Stock was closed to new investments in the Plan and removed from investment options with any remaining balance being transferred to the Large Cap Stock Index Fund.
The Plan has evaluated subsequent events through June 15, 2020, the date the financial statements were available to be issued, and has determined that no additional material events occurred which require recognition or disclosure in the financial statements.

RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
SCHEDULE H, LINE 4i

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	Corteva Common Stock	Common stock	**	$80,572,629
	DuPont Common Stock	Common stock	**	126,317,481
	Dow Common Stock	Common stock	**	150,752,902

*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	6,956,936,166

*	Participant-directed brokerage account	Brokerage account	**	82,223,051

*	Notes receivable from participants	4.25% - 6.50% - Maturing from January 2020 - December 2028	**	20,683,167
	Total Assets Held At End of Year			$7,417,485,396
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2019
SCHEDULE H, LINE 4a

Totals that Constitute Nonexempt Prohibited Transactions
Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2019	$24,299	$—	$24,299	$—	$—

Note: The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The contributions and earnings were fully corrected, $24,191 in 2019 and $108 in 2020. Corrections were made in accordance with the IRS and DOL procedures.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan

/s/ Jennifer Sloan
Jennifer Sloan
Director, Corteva Total Rewards

June 15, 2020